EXHIBIT 4.1

CONSULTING AGREEMENT

This Consulting Agreement dated as of June 28, 2011 by and between John E. Repine, M.D., with an address of  70 Cherry Hills Farm Drive, Englewood, CO 80113 (“Repine”), and Oxis International, Inc., a Delaware corporation having a place of business at 468 N. Camden Dr., 2nd Floor, Beverly Hills, CA 90210 (“Oxis”), with respect to the following facts:

A.           Oxis and Repine formed Ergo ARDS, LLC, a Delaware limited liability company (the “Company”), on May 9, 2011, and intend to enter into that certain Joint Venture Agreement and execute an operating agreement which will reflect that Oxis will own 60% of the issued and outstanding membership interests of the Company, and Repine will own 40% of the issued and outstanding membership interests of the Company.

B.           The Company was formed to develop, acquire and market dietary supplements, cosmeceutical products, nutraceutical products, medical foods and pharmaceuticals using Ergothioneine (“Ergo”) for individuals at-risk for and with (i) Acute Respiratory Distress Syndrome, (ii) Acute Lung Injury, a milder form of lung injury, (iii) all ARDS Predisposing Conditions, (iv) all ARDS Predisposing Disorders and (v) all ARDS Complicating Disorders (collectively “ARDS”; such activities, the “Business”).  Adam Eilenberg may, from time to time, assist Repine in providing services under this Consulting Agreement.

C.           On behalf of Oxis and the Company, Repine has, to date, performed significant services in connection with the development of the Business and its intellectual property, including obtaining certain governmental approvals that are important to the further development of the Business and the Company’s intellectual property rights.

D.           Oxis desires to hereby document Repine’s prior services to Oxis and to engage Repine to provide additional advisory services to Oxis in connection with the development of the intellectual property transferred by him to the Company and with respect to the Business generally (including Repine’s agreement to serve as the Company’s Chief Executive Officer).

AGREEMENT

In consideration of the mutual promises and covenants made herein by each party to the other, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.  Engagement; Duties; Exclusivity.

(a)  Effective upon, and conditioned upon the execution of that certain Joint Venture Agreement between the parties, Oxis shall engage Repine as a consultant upon the terms set forth in this Consulting Agreement.  Repine hereby accepts such engagement with the Company.

(b)  Repine will conduct the Company’s animal studies using Ergo for the prevention and treatment of ARDS and will assist Oxis in the development of the intellectual property transferred by him to the Company and will advise Oxis on scientific, clinical and financial developments of the Business and on strategic partnering opportunities relating to the Business. Repine also shall coordinate the Company’s communications with governmental agencies that have provided governmental grants and related financial support for the Company’s animal studies, which grants Repine shall obtain on behalf of the Company.

(c) The Company will initially be managed by Repine as Manager and as Chief Executive Officer, who will be responsible for establishing the Company’s research and development activities for animal studies; provided, however, that Repine shall only be responsible for conducting one rat study and one large animal study.  The Company’s offices initially will be in the Denver, Colorado area, with the specific location to be determined by Dr. Repine on behalf of the Company.  The parties recognize that while Dr. Repine shall devote the time necessary to the Business and the Company to advance the animal studies, his business and professional activities shall not be limited to that of the Company, particularly relating to his academic commitments to the University of Colorado and to his private medical practice, and that any obligations he has to the University of Colorado shall take priority to his obligations hereunder.

(d) Apart from the issuance of the Oxis Milestone Shares and the Additional Oxis Milestone Shares to Repine as set forth in Section 2 below, Repine shall not initially receive any payments or compensation from Oxis or the Company, but the Company’s Board of Directors may elect in its discretion to establish an additional consulting or employment arrangement with Repine in the future and/or to pay bonus or other compensation to Repine following the successful completion of the animal studies or any subsequent development, clinical of financial milestones.

(e) During the term of this Agreement and for two years thereafter, Repine and his affiliates will not, outside of Company, directly or indirectly engage in the Business or (b) provide services to, or have any ownership interest in, any person engaged in the Business.  Notwithstanding the foregoing, Repine shall not be restricted from any other academic or commercial activities relating to ARDS that do not involve Ergo, and the foregoing restrictions do not limit in any respect Dr. Repine’s non-commercial, research or academic activities or any of his other current responsibilities to the University of Colorado.

2.  Compensation.

(a)  In consideration for (i) the services Repine has heretofore provided to Oxis and the Business with respect to the development of the Business and its intellectual property, (ii) Repine’s agreement to enter into this agreement, and (iii) Repine’s additional future services as a consultant to Oxis and the Company in connection with the development of the Business and its intellectual property, Oxis shall issue to Repine shares of Oxis Common Stock (the “Closing Shares”), consisting of $250,000 in value of shares of Oxis Common Stock.  The aggregate number of Closing Shares shall be 2,777,778 (determined dividing $250,000 by the average closing stock price for such Common Stock for the five days immediately prior to the date hereof).  The additional shares of Oxis common stock issuable to Repine pursuant to Sections 2(b), 2(c) and 2(d) below shall also be in consideration of the consulting services being provided under this Consulting Agreement.  The issuance by Oxis of the Closing Shares will be covered by a current registration statement on Form S-8 filed by Oxis.

(b) Upon the completion of the first animal study and Repine’s delivery to Oxis of a summary presentation of the findings of the study, Oxis shall issue to Repine that number of shares of its Common Stock equal to (x) $50,000, divided by (y) the average closing stock price for such Common Stock for the five trading days immediately prior to the date Repine notified Oxis and the Company of the completion of such animal study and presented a summary presentation of the findings of such study (the “Rat Study Completion Shares”).  The issuance by Oxis of the Rat Study Completion Shares will be covered by a current registration statement on Form S-8 filed by Oxis.

(c) Upon the completion of the second animal study and Repine’s delivery to Oxis of a summary presentation of the findings of the study, Oxis shall issue to Repine that number of shares of its Common Stock equal to (x) $100,000, divided by (y) the average closing stock price for such Common Stock for the five trading days immediately prior to the date Repine notified Oxis and the Company of the completion of such animal study and presented a summary presentation of the findings of such study (the “Large Animal Study Completion Shares”; together with the Closing Shares , the Rat Study Completion Shares, the “Oxis Milestone Shares”).  The issuance by Oxis of the Large Animal Completion Shares will be covered by a current registration statement on Form S-8 filed by Oxis.

(d) On each date that is six months following the date of issuance of any of the Oxis Milestone Shares (an “Adjustment Date”), if the market value of such Oxis Milestone Shares is less than $250,000 or $50,000 or $100,000, as applicable, Oxis shall issue to Repine that number of additional unregistered shares of Oxis Common Stock (“Additional Oxis Milestone Shares”) such that the sum of the value of (x) the relevant Oxis Milestone Shares, based on the closing price of Oxis’ common stock on the relevant Adjustment Date, and (y) the value of the Additional Oxis Milestone Shares to be issued, will equal $250,000, $50,000 or $100,000, as applicable.  The number of Additional Oxis Milestone Shares to be issued will equal (i) the dollar amount by which the market value of the relevant Oxis Milestone Shares is less than $250,000, $50,000 or $100,000, as applicable, on the Adjustment Date, divided by (ii) the average closing stock price for Oxis’ Common Stock for the five days immediately prior to the Adjustment Date.  Notwithstanding the foregoing, no Additional Oxis Milestone Shares will be issued for any corresponding Oxis Milestone Shares that were sold by Repine prior to the relevant Adjustment Date for such Oxis Milestone Shares, and the value of Additional Oxis Milestone Shares to be issued to make the adjustment required by this Section 2(d) will be adjusted accordingly on a pro rata basis.  For example, if Repine sold 20% of the Closing Shares prior to the Adjustment Date, the number of Additional Milestone Shares to be issued will be based on the sum of the value of (x) the remaining unsold Closing Shares, taking into account the closing price of Oxis’ common stock on such Adjustment Date, and (y) the value of the Additional Oxis Milestone Shares to be issued, which will equal 80% of $250,000, or $200,000.  The issuance by Oxis of the Additional Oxis Milestone Shares will be covered by a current registration statement on Form S-8 filed by Oxis.

3.  Termination.  This Agreement may be terminated either by written notice of termination by mutual consent of Oxis and Repine or in the event of the termination for any reason of the Joint Venture Agreement dated as of June 29, 2011 between the Company, Oxis and Repine.

4.  Repine Compensation Plan. This Agreement shall be deemed to be the “Repine Stock Plan” for purposes of the Securities Act of 1933 and Form S-8 promulgated thereunder.

5.  Status as Consultant.  It is mutually understood and agreed that Repine, while performing all responsibilities under this Consulting Agreement, is and shall at all times be, act, function, and perform all services and responsibilities in the legal capacity of an independent contractor of Oxis and as the Chief Executive Officer of the Company.  It is understood and agreed that Oxis and the Company are interested only in the scientific and other results to be achieved by Repine under this Consulting Agreement; the manner and method of performing all duties and services of Repine under this Consulting Agreement and achieving the desired results shall be under the exclusive control of Repine.

6.  Taxes and Benefit Programs.

a)           Repine shall be liable and responsible to pay any and all taxes relating to all amounts paid hereunder.

b)           It is understood and agreed that, because Repine is not an employee of Oxis, Oxis shall not withhold any taxes from amounts paid to Repine and Repine shall not be eligible to participate in any benefits or programs sponsored or financed by Oxis for its employees.  Repine shall be fully and solely responsible to report income and expenses.

7.  Miscellaneous.  This Consulting Agreement shall not be assigned by any party without the prior written consent of the other party.  Any attempted assignment in contravention with the foregoing shall be void.  This Consulting Agreement shall be binding on and inure to the benefit of the parties hereto, their successors and any permitted assigns. This Consulting Agreement, including any dispute or controversy arising out of or related to this Consulting Agreement or the breach thereof, shall be subject to, governed by, and construed in accordance with, the substantive and procedural laws of the State of Colorado, without reference to its principles of conflict of laws.  This Consulting Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but such counterparts shall together constitute one and the same Consulting Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Consulting Agreement to be executed by their duly authorized officers on the date first above written.

_____________________
John E. Repine, M.D.

OXIS INTERNATIONAL, INC.

By:_____________________________
Name:
Title: